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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 27, 2024

Christina Fettig

Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AMG Comvest Senior Lending Fund (f/k/a) Comvest Credit Partners BDC Fund, L.P. (the “Fund”)

Amendment No. 1 to Registration Statement on Form 10

File No: 000-56588

Dear Ms. Fettig:

We are writing in response to comments provided via email on December 15, 2023 relating to Amendment No. 1 to the Fund’s registration statement on Form 10 that was filed with the Securities and Exchange Commission (“SEC”) on October 23, 2023, on behalf of the Fund (the “Registration Statement”). The Fund has considered these comments and (i) has authorized us to make the responses discussed below on its behalf and (ii) undertakes to address the SEC staff (“Staff’s”) comments in the Fund’s annual report on Form 10-K for the fiscal year ended December 31, 2023.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1. Please explain whether the acquisition of the Initial Portfolio is a fund acquisition as defined in Article 6-11 of Regulation S-X.

Response 1. The Fund respectfully advises the Staff that the acquisition of the Initial Portfolio is not a fund acquisition as defined in Article 6-11 of Regulation S-X.

For purposes of Regulation S-X, the term “fund” includes any investment company as defined in Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), including a business development company, or any company that would be an investment company but for the exclusions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Comvest Group Holdings SPV II LLC (the “Seller”) is a “fund” for purposes of Article 6-11 of Regulation S-X because it relies on Section 3(c)(7) of the 1940 Act.

However, the Fund’s acquisition of the assets in the Initial Portfolio constituted less than substantially all of the Seller’s portfolio investments at the time of the transaction and, consequently, was not a fund acquisition pursuant to Rule 6-11(a)(2) of Regulation S-X. In accordance with Regulation S-X 6-11(a)(2), whether an acquisition constituted “substantially all” of the portfolio investments of an entity is inherently a facts and circumstances based analysis. The Fund further notes that the Seller is a pre-existing affiliated entity of the Fund that was not established by the Fund or established for the purpose of a transaction with the Fund. The Seller has continued, and intends to continue, its operations and investment strategy since after the Initial Portfolio transaction. The Fund respectfully directs the Staff to the following disclosure in respect of the purpose of the Initial Portfolio transaction and the impact on the Fund’s strategy as a result of the Initial Portfolio transaction on page 5 of the Amended Registration Statement:

“The Initial Portfolio is comprised of U.S. dollar-denominated investments that we believe reflect attractive spreads and fundamentals as compared to the broader direct lending market and provide us with a sound foundation for the start of our business. The investments and unfunded obligations in the Initial Portfolio are consistent with our investment objectives and the investment requirements set forth under the 1940 Act.”

Comment 2. The Staff notes that Footnote (2) to the Schedule of Investments refers to a schedule of unfunded commitments, but the Staff was unable to locate the referenced schedule.

Response 2. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the Schedule of Investments to include the Fund’s unfunded commitments in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2023, and will continue to present such disclosure in future filings under the Securities Exchange Act of 1934 (“Exchange Act”) to the extent required.

Comment 3. Please identify any restricted securities in the Schedule of Investments and ensure compliance with Regulation S-X 12-12 footnote (8), which requires that restricted securities are marked with an appropriate symbol noting the restriction.

Response 3. The Fund respectfully acknowledges the Staff’s comment and confirms that it did not hold any restricted securities that would require a marked symbol under Regulation S-X Rule 12-12 to be included in the Schedule of Investments. The Fund further confirms that in future filings it will identify any restricted securities it holds as required by Regulation S-X 12-12.

Comment 4. Please define PIK in the Schedule of Investments.

Response 4. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the Schedule of Investments in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2023, and will continue to present such disclosure in future Exchange Act filings to the extent required.

Comment 5. Footnote (3) to the Schedule of Investments describes various SOFR rates. Please disclose in the “spread above index” column which SOFR rates are applicable to each investment.

Response 5. The Fund respectfully acknowledges the Staff’s comment; however, the Fund respectfully advises the Staff that it believes that (i) the inclusion of the tenor of each reference rate disclosed is not required under Regulation S-X and (ii) the disclosure in the “spread above index” column is consistent with the practice of several other business development companies.

Comment 6. Your response to Comment 18 in the response letter dated October 23, 2023 states: “The Registration Statement has been revised to reflect that all significant accounting estimates and critical accounting policies in respect of the seed audit are included in the Notes to the financial statements. The Partnership supplementally confirms that all significant accounting estimates and critical accounting policies of the Partnership will be disclosed in the Partnership’s Exchange Act reports.” We were unable to locate this change. In addition, please refer to Instruction 3 to Regulation S-K Item 303(b) which states: For critical accounting estimates, this disclosure must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Please explain how referencing the Notes to Financial Statements complies with the instructions to S-K Item 303(b).

Response 6. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the above-referenced disclosure in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2023, and will continue to present such disclosure in future Exchange Act filings to the extent required.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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